P.E. 12/31/02

0-29962

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington. D.C. 20549

02012841

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of **December, 2001**

Novogen Limited

(Translation of registrant's name into English)

140 Wicks Road, North Ryde, NSW, 2113, Australia

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F √ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐
No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-_______________.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited
(Registrant)

Date **24 December, 2001**

By [signature]

*Print the name and title under the signature of the signing officer.

Ronald Lea Erratt
Company secretary

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule l3a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished. such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (7-91)

ASX & MEDIA RELEASE **24 DECEMBER 2001**

PHENOXODIOL CLINICAL ADVANCES HAVE LEAPFROGGED THE MEI PROSPECTUS, AND DELAYS IN THE HEARING MAKE APPEAL ACADEMIC

Novogen has today announced that due to delays in hearing its case and the significant development progress made with its anti-cancer drug phenoxodiol, its subsidiary company MEI, has withdrawn its appeal to the stop order placed on the now superseded MEI prospectus.

In the period since lodgement of the prospectus, phenoxodiol has commenced clinical trials in the US and considerably advanced its clinical program in Australia. MEI has surpassed its projections by:

- developing an oral formulation of phenoxodiol and having it approved for use in patients;
- commencing 3 more clinical studies in cancer patients including 1 trial in the US;
- having the FDA approve an expedited phenoxodiol clinical trial program;
- receiving confirmation of the drug's high safety index in patients; and
- announcing the results of the first clinical study at the joint meeting of the American Association for Cancer Research (AACR), the National Cancer Institute (NCI), and the European Organization for Research and Treatment of Cancer (EORTC) in Miami, USA.

Novogen's Managing Director, Christopher Naughton, said, "the April 2001 MEI prospectus is no longer current because of the progression in our clinical trial program during the protracted delay in having the matter heard. We feel it has reached the stage where it is counterproductive to dedicate executive time and Company resources to a prospectus which is out of date."

"The legal costs involved in lifting the stop order are now better spent on further expediting the clinical trial program," Naughton said.

The Boards of Novogen and MEI will consider an international listing for the US company MEI when the general economic climate improves.

Statements herein that are not descriptions of historical facts are forward-looking and subject to risk and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors, including those set forth in the Company's Securities and Exchange Commission filings under "Risk Factors", including risks relating to the early stage of products under development; uncertainties relating to clinical trials; dependence on third parties; future capital needs; and risks relating to the commercialisation, if any, of the Company's proposed products (such as marketing, safety, regulatory, patent, product liability, supply, competition and other risks).

ISSUED FOR	:	**NOVOGEN LIMITED**
LISTINGS	:	**ASX (CODE NRT)** **NASDAQ (CODE NVGN).**
FOR FURTHER INFORMATION	:	**MR CHRISTOPHER NAUGHTON, MANAGING DIRECTOR, NOVOGEN LIMITED** **TEL (02) 9878 0088** http://www.novogen.com
ISSUED BY	:	WESTBROOK COMMUNICATIONS CONTACT: DAVID REID TEL (02) 9231 0922 OR 0417 217 157